EXHIBIT 7.3

                        STOCK SALE AND OPTION AGREEMENT

          This last and final agreement is made by Gold and Appel Transfer S.A. (G&A) a British Virgin Islands Corporation located at Omar Hodges Building, Wickhams Cay, Road Town, Tortula, British Virgin Islands and Jeff Slater (JS) an individual, residing at W69 N450 Fox Pointe Avenue, Cedarburg, WI 53012, and supercedes all previous written and oral agreements.

THE PARTIES AGREE AS FOLLOWS:

1. JS warrants that he owns 4,772 shares of TotalTel stock (symbol TELU) in certificate form. JS further warrants that he has options which give him the right to purchase up to 34,900 shares of TotalTel. JS further warrants he holds options which give him the right to purchase up to 5,000 unregistered shares of TotalTel.

2. JS warrants that the 4,772 shares, 34,900 stock options and the 5,000 unregistered stock options are free of any lien or encumbrances and that he has the right to exercise these options at any time by paying the option price.

3. G&A warrants that once it obtains the 5,000 unregistered shares that it shall either hold the unregistered TotalTel shares for investment purposes only or shall register the TotalTel shares itself at its expense or shall compel TotalTel to register the shares at its expense. G&A shall indemnify and hold JS harmless should it not be able to register, sell, or otherwise dispose of the unregistered TotalTel shares. G&A further agrees to bear all legal costs whatsoever associated with the registration or disposal of the unregistered shares.

4.        JS agrees to sell G&A 4,772 shares of TotalTel stock for $326,619.
          Immediately upon the receipt of $326,619 US Dollars, and in no case later than one working day, JS agrees to deliver via overnight courier or in person the stock certificate for the 4,772 shares and also to deliver via separate overnight courier package or in person a valid stock transfer power ordering the transfer of shares to G&A. Stock transfer power must be properly notarized by an authorized bank or brokerage firm.

5. JS agrees to sell an OPTION to G&A which will grant G&A the right to purchase shares from JS. This OPTION will have the following conditions:

          -                            G&A will make a one-time payment of $1 US
                                       Dollar for this OPTION.

          - G&A shall have the option to purchase 34,900 shares of TotalTel stock from JS for a price of $30 per share by giving notice in writing. Immediately upon giving notice in writing, JS agrees to immediately, but in no case later than five (5) working days, pay TotalTel the appropriate amount to exercise these options for 34,900 shares and to



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                                       have the shares placed in the form of a
                                       stock certificate in the name of JS and
                                       arrange to have this certificate
                                       delivered to him as soon as possible and to notify G&A of such delivery.

          - Upon notification of delivery G&A shall provide payment of $1,047,000 US Dollars via wire transfer or other mutually agreed upon exchange. Immediately upon receipt of such payment, and in no case later than one (1) working day, JS agrees to deliver via overnight courier or in person the stock certificate for the 34,900 shares and also to deliver via separate overnight courier package or in person a valid stock transfer power ordering the transfer of shares to G&A. Stock transfer power must be properly notarized by an authorized bank or brokerage firm.

          - G&A shall have the option to purchase 5,000 unregistered shares of TotalTel for $30 per share. G&A shall provide to JS a letter or other such form which states that G&A understands such shares have not been registered by TotalTel under the Securities Act of 1933, and that G&A intends to hold the shares for investment purposes only. Upon receiving such notice in writing, JS agrees to immediately, but in no case later than five (5) working days, pay TotalTel the appropriate amount to exercise these options for 5,000 unregistered shares and to have the shares placed in the form of a restricted stock certificate in the name of JS and arrange to have this certificate delivered to him as soon as possible and to notify G&A of such delivery.

          - Upon notification of such delivery, G&A shall provide payment of $150,000 US Dollars via wire transfer or other mutually agreed upon exchange. Immediately upon receipt of such payment, and in no case later than one (1) working day, JS agrees to deliver via overnight courier or in person the restricted stock certificate for the 5,000 shares and also to deliver via separate overnight courier package or in person a valid stock transfer power ordering the transfer of shares to G&A. Stock transfer power must be properly notarized by an authorized bank or brokerage firm.

          - The intent of this OPTION by both parties is for G&A to be able to acquire all 44,672 TotalTel shares from JS in the most rapid and timely fashion possible. Time is of the essence in this transaction and JS and G&A agree to act at all times to complete this transaction as rapidly as possible.

          - This OPTION shall remain in effect for a period of 180 days from the date this agreement is signed. In the event G&A does not exercise its



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                                       rights under this OPTION, then this
                                       OPTION will lapse and the OPTION payment shall be kept by JS. In addition, should this OPTION lapse, the parties agree that damages to JS shall be difficult or impossible to ascertain. Therefore, G&A shall pay to JS a cancellation fee of $178,688 as liquidated damages should this OPTION lapse. In the event that G&A exercises any of its rights under this OPTION the terms and conditions of this OPTION will remain until all shares are delivered to G&A.

          - In the event JS is not able to comply with the terms of this OPTION for these shares within the 180 day period, then the purchase price of the option will be refunded to G&A immediately. In the event JS has made a good faith effort to acquire all shares contemplated under this option, but is not able to deliver said shares, G&A shall use its best efforts to assist in the delivery of said shares and shall hold this OPTION open during such time.

6. All payments under this agreement shall be made via wire transfer per instructions given by each party in writing unless other arrangements are made and mutually agreed in writing by both parties.

7.        This agreement shall be interpreted under the laws of Virginia.

8. All notices to be delivered under this agreement will be considered delivered if sent via courier with signed receipt to the address above for JS and to the address and contact below for G&A:

                              Walt Anderson c/o Entree
                              International 3050 K Street, NW,
                              Suite 250 Washington, DC 20007
                              Phone 202-467-1189

9. No party to this agreement may assign or transfer the obligations hereunder.



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10.       If any portion of this agreement is found to be unenforceable for any reason then all other parts of the agreement will still be binding on the parties.

Jeff Slater                            Gold and Appel Transfer

/s/ Jeff Slater                        /s/ Walt Anderson
--------------------------             ----------------------------
(Signature)                            (Signature)

  2/20/98                                2/21/98
--------------------------             ----------------------------
Date                                   Date


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